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                              January 12, 2022

       Shawn Matthews
       Chief Executive Officer
       HCM Acquisition Corp
       100 First Stamford Place, Suite 330
       Stamford, CT 06902

                                                        Re: HCM Acquisition
Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed on January 7,
2022
                                                            File No. 333-253673

       Dear Mr. Matthews:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 Filed on January 7, 2022

       Dilution, page 75

   1. Please explain why the net tangible book deficit per share prior to this offering disclosed in the second paragraph
and for the without over-allotment option in the table did not change to $(0.02).
 Shawn Matthews
HCM Acquisition Corp
January 12, 2022
Page 2

       You may contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameShawn Matthews
                                                         Division of
Corporation Finance
Comapany NameHCM Acquisition Corp
                                                         Office of Life
Sciences
January 12, 2022 Page 2
cc:       Kevin E. Manz, Esq.
FirstName LastName